996 Old Eagle School Road, Suite 1102
Wayne, Pennsylvania  79087

May 10, 2011

Via Edgar

Kevin L. Vaughn
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re: VitaminSpice
Form 8-K
Filed April 12, 2011
File No. 000-52907

Dear Mr. Vaughn:

I write in response to your letter of April 14, 2011.  I apologize for the delay in providing the additional information requested.  Given the fact that Larry O’Donnell, CPA, P.C.’s registration with the Public Company Accounting Oversight Board has been revoked, and it having been tax season, it has taken us longer than expected to comply.

Together with our specific responses below, included with this response is a “red-lined” proposed Form 8K/A which indicates the corrections, which we are prepared to file subject to your review and comment.

The Company’s specific responses are as follows:

Form 8-K Filed April 12, 2011.

1.	The Company has obtained the requested letter from Larry O’Donnell, CPA, P.C. which will be filed with the Company’s Form 8K/A.

In preparing this response the Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings with the Securities and Exchange Commission;

●	Staff comments, or changes to disclosure in response to staff comments, do not foreclose the Securities and Exchange Commission or any person under the federal securities laws of the United States;

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned regarding any additional questions or comments.

Sincerely,

/s/ Edward Bukstel

Edward Bukstel
Chief Executive Officer